UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number: 1-11997

SPHERION CORPORATION
401(k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309
(Address of principal executive offices) (Zip code)

(954) 308-7600
(Registrant’s telephone number, including area code)

SPHERION CORPORATION 401(k) BENEFIT PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007
AND FOR THE YEAR ENDED DECEMBER 31, 2008:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

SIGNATURES	14

EXHIBIT INDEX	15

Note:	Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee and Participants of
Spherion Corporation 401(k) Benefit Plan, Fort Lauderdale, Florida

We have audited the accompanying statements of net assets available for benefits of the Spherion Corporation 401(k) Benefit Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of (1) assets (held at end of year) as of December 31, 2008 and (2) delinquent participant contributions for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants

Miami, Florida

June 25, 2009

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2008	2007
Assets

Investments, at fair value:
Shares of registered investment companies	$82,649,847	$70,819,458
Shares of common collective trust funds	5,272,705	20,837,918
Spherion Corporation common stock	455,433	1,442,536
Self Directed Brokerage Fund	480,991	586,270
Money Market Fund	602	-
Participant loans	1,505,205	1,087,291

TOTAL INVESTMENTS	90,364,783	94,773,473

Contributions receivable:
Employer	721,366	691,767
Employee	544,425	143,591

TOTAL CONTRIBUTIONS RECEIVABLE	1,265,791	835,358

Liabilities
Excess contributions payable	87,396	-

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	91,543,178	95,608,831
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	602,206	(76,359)

NET ASSETS AVAILABLE FOR BENEFITS	$92,145,384	$95,532,472

The accompanying notes are an integral part of these financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
INVESTMENT LOSS:

Net depreciation in fair value of investments	$(35,286,403)
Dividend income	4,198,541
Interest income	109,548
TOTAL INVESTMENT LOSS	(30,978,314)

CONTRIBUTIONS:
Employee	12,249,275
Employer	721,366
Employee rollovers	1,071,015
TOTAL CONTRIBUTIONS	14,041,656

Transfers from Technisource 401(k) Savings Plan	27,746,550
Transfers from Todays Staffing 401(k) Savings Plan	2,600,712
TOTAL TRANSFERS	30,347,262

TOTAL ADDITIONS	13,410,604

DEDUCTIONS:
Benefits paid to participants	16,649,637
Administrative expenses	148,055
TOTAL DEDUCTIONS	16,797,692

NET DECREASE	(3,387,088)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	95,532,472

END OF YEAR	$92,145,384

The accompanying notes are an integral part of these financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN

General

Spherion Corporation 401(k) Benefit Plan (the “Plan” or the “Spherion Plan”) is a defined contribution plan sponsored by Spherion Corporation (the “Plan Sponsor” or “Spherion”). The Plan Sponsor is also the Plan Administrator. Covered employees are eligible for participation under the Plan after completing 45 days of service. Covered employees are employees actively employed by Spherion, excluding flexible employees and certain other employee classifications, employees whose annual benefit salary exceeded $135,000 and certain other employees defined by Spherion Corporation as highly compensated employees. The Summary Plan Description includes a detailed description of covered employees.

Merger

The Plan Administrative Committee signed a consent resolution on August 6, 2008 to merge the Todays Staffing, Inc. 401(k) Savings Plan and Technisource 401(k) Savings Plan (“Technisource Plan”) into the Spherion Plan effective October 1, 2008. As a result, all investments in mutual funds, collective trust funds, and participant loans were transferred into the Spherion Plan. The Todays Staffing, Inc. 401(k) Savings Plan and Technisource 401(k) Savings Plan transferred total assets of $2,600,712 and $27,746,550 to the Plan, respectively.

Contributions

Non-highly compensated employees can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 50% of the employee’s eligible 401(k) compensation or a maximum of $15,500 for 2008. Highly-compensated employees with annual benefit salary compensation between $105,000 and $135,000 can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 4% of the employee’s eligible 401(k) compensation. Employees who will have attained age 50 during the plan year may make additional pre-tax “catch up” contributions of up to $5,000 for 2008. All participant contributions and the employer contributions are 100% participant directed.  Employees’ contributions and actual earnings thereon are fully vested and nonforfeitable at the time of contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  These contributions are reflected as employee rollovers in the statement of changes in net assets available for benefits.

Only covered employees designated as staff associates, staff consultants and onsite associates whose annual benefit salary is under $105,000 for 2008 are eligible for the employer match. The employer matching contribution to all eligible participants is 25% of the first 2% of the employee’s pre-tax contribution and 50% of the employee’s pre-tax contribution that exceeds 2% but does not exceed 4% of the participant’s compensation. Contributions designated as catch-up contributions are not eligible for matching contributions. The total employer contribution will not exceed 1.5% of a participant’s compensation. The participant will be credited with the matching contribution by the end of the first quarter following the end of the plan year in which the participant contributed to the Plan, provided such eligible participant is employed by the Company on the last day of the plan year. Spherion may, but is not required to, make a profit sharing contribution to the Plan with respect to each plan year. For the year ended December 31, 2008, Spherion did not make a profit sharing contribution.

Effective January 1, 2008, the Plan was amended to allow for the automatic enrollment of employees who are eligible to participate in the Plan but are not eligible to receive company matching contributions. After 90-days of employment, employees are automatically enrolled at a contribution rate of 3%. Contributions are invested in the Plan’s default investment fund and can be immediately invested in the other funds available to Plan participants.  Employees can elect to contribute a different rate or to decline participation in the Plan during the 90 day period preceding their auto-enrollment date, or anytime thereafter.

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)

Investments

The Plan’s investment options currently include Spherion Corporation common stock, a self-directed brokerage account, one common collective trust fund and twenty-one mutual funds (registered investment company funds).

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Spherion’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employer matching contributions vest in five equal annual installments beginning on the first anniversary of the employee’s date of hire and become 100% vested after completion of five years of service. Profit sharing contributions vest in five equal annual installments beginning on the second anniversary of the employee’s date of hire and become 100% vested upon completion of six years of service. All employer contributions are fully vested upon retirement at age 65 or permanent disability or death while employed.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest which is set at the Prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed 5 years, except for loans that are designated for a participant’s principal residency, which are collectible over a period not to exceed 15 years. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Plan participants who leave Spherion as a result of termination, retirement, or permanent disability may elect to receive their entire vested account in a lump sum or a rollover into another qualified plan, or if the balance exceeds $1,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn income based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan.

Forfeited Accounts

For the year ended December 31, 2008 and 2007, forfeitures on nonvested accounts totaled $304,428 and $123,229, respectively. Forfeitures are retained in the Plan and may be used to offset future employer contributions or Plan expenses. During the year ended December 31, 2008, employer contributions were reduced by $100,000 from forfeited nonvested accounts.

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)

Plan Termination

Spherion has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under the Employee Retirement Income Security Act of 1974 (“ERISA”). Spherion has not expressed any intent to terminate the Plan, in the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Common stock and the shares in the Self-Directed Brokerage Account are valued at quoted market prices. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis and is not affected by the FSP.

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments Valuation and Income Recognition

The JPMorgan Stable Asset Income Fund is a stable value fund that is a commingled pool of JPMorgan Chase Bank, N.A., which is a fully benefit-responsive fund and is accounted for under the FSP.  The fund may invest in synthetic guaranteed investment contracts (“GICs”), US treasury and agency securities, and cash and cash equivalents, including money market instruments. All investment contracts purchased for the Fund will be fully benefit-responsive. The Fund invests in other commingled trust funds (the “Underlying Funds”) established, operated and maintained by JPMorgan Chase Bank. The Underlying Funds include the Intermediate Bond Fund which invests primarily in major fixed income asset classes. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Plan participants can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (the Self-Directed brokerage Account). Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Certain management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid. Amounts associated with accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $55,417 as of December 31, 2008.

Administrative Expenses

Prior to October 1, 2008, administrative and eligible expenses were charged to Plan participant accounts.  Starting on October 1, 2008, administrative expenses will no longer be charged to participant accounts however, participants will be charged for transaction processing fees for loans and distributions.  The Plan Sponsor directly pays all legal and accounting expenses for the Plan when forfeitures are not used to offset these expenses. In 2008, the Plan used $63,579 from the forfeiture fund to pay administrative expenses.

Excess Contribution Payables

The Technisource Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.  At December 31, 2008, there was $87,396 excess contribution payables.

New Accounting Pronouncements

The financial statements reflect the prospective adoption of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 9).  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurments.  The effect of the adoption of SFAS No. 157 has no impact on the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 3. INVESTMENTS

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31:

2008
JPMorgan SmartRetirement 2010
(517,182 shares)	$6,035,517
JPMorgan SmartRetirement 2015
(727,429 shares)	8,089,008
JPMorgan SmartRetirement 2020
(793,133 shares)	8,494,456
JPMorgan SmartRetirement 2025
(1,184,429 shares)	11,761,382
JPMorgan SmartRetirement 2030
(1,195,843 shares)	12,113,895
JPMorgan SmartRetirement 2035
(1,435,207 shares)	13,620,119
JPMorgan SmartRetirement 2040
(614,208 shares)	6,111,368
JPMorgan Stable Asset Income Fund
(15,461 shares)	5,272,705

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31:

2007
T. Rowe Price Mid-Cap Growth Fund
(310,853 shares)	$17,926,885
T. Rowe Price Personal Strategy Growth Fund
(637,413 shares)	15,578,372
T. Rowe Price Stable Value Fund
(12,843,238 shares)	12,919,597
T. Rowe Price Personal Strategy Balanced Fund
(486,962 shares)	9,378,885
T. Rowe Price Dividend Growth Fund
(334,466 shares)	8,528,887
T. Rowe Price Equity Index Trust
(181,405 shares)	7,918,321
T. Rowe Price Small-Cap Stock Fund
(167,338 shares)	5,085,411
T. Rowe Price Morgan Stanley Intl Equity
(286,764 shares)	5,425,575

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 3. INVESTMENTS (CONTINUED)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year ended December 31, 2008) depreciated in value as follows:

2008
Shares of registered investment companies	$(32,815,628)
Shares of common trust funds	(1,351,731)
Self Directed Brokerage Fund	(179,450)
Spherion Corporation common stock	(939,594)
$(35,286,403)

NOTE 4. PLAN COMMITTEE AND TRUSTEE

The Plan provides for selection of an Administrative Committee, a Plan Administrator, and a Trustee by the Board of Directors of Spherion. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions, and the reporting and disclosure requirements under ERISA. We changed our Trustee and Plan Administrator from T. Rowe Price to JP Morgan as of October 1, 2008.

NOTE 5. VOLUNTARY COMPLIANCE RESOLUTION

On December 31, 2008, following the merger of the Technisource Plan into the Spherion Plan effective on October 1, 2008, Spherion filed an application for a compliance statement with the Internal Revenue Service ("IRS") under the Voluntary Correction Program (“VCP”). The compliance statement was sought under the Spherion Corporation 401(k) Benefit Plan with respect to an operational failure of Technisource Inc. (“Technisource”) to formally adopt the Technisource Plan and the failure of Imark TSRC Management Corporation, sponsor of the Technisource Plan, to formally approve Technisource’s participation.

On May 1, 2009, Spherion filed a supplement to the original VCP submission addressing the failure of Imark TSRC Management Corporation to take formal action freezing participation in the Technisource Plan effective May 1, 2008, pending the merger of the Technisource Plan into the Spherion Plan.

NOTE 6. PLAN TAX STATUS

The Plan obtained its latest determination letter on April 9, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. In December 2008, a compliance statement was filed with the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Despite the outstanding compliance statements filed with the IRS, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 6. PLAN TAX STATUS (CONTINUED)

The Company plans to file a Form 5330 for the late submission of December 2007 employee contributions made to the Spherion Plan. As of February 6, 2008, all delinquent contributions were posted to participants’ accounts and earnings on such contributions have been calculated and credited accordingly.

NOTE 7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by JP Morgan. JP Morgan is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For the first nine months of 2008 and for all of 2007, certain plan investments were shares of mutual funds managed by T. Rowe Price.  T. Rowe Price was the trustee during this period and therefore these transactions qualified as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The Plan Sponsor pays all legal and accounting fees of the Plan.

At December 31, 2008 and 2007, the Plan held 205,806 and 198,151 shares, respectively, of common stock of Spherion Corporation, the sponsoring employer, with a cost basis of $2,093,683 and $2,381,932, respectively.

NOTE 8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments securities are exposed to various risks such as interest rates, credit risks, market conditions and specific risks associated with the securities held by the various investment fund choices within the Plan. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements.  To increase consistency in applying fair value measurements, SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about the use of fair value measurements. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Assets or liabilities for which the identical item is traded on an active exchange, such as publicly-traded instruments.

Level 2—Assets and liabilities valued based on observable market data for similar instruments.

Level 3—Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments valued based on the best available data, some which is internally-developed, and considers risk premiums that a market participant would require.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

SPHERION CORPORATION 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Registered Investment Companies

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  These investments are classified within level 1 of the valuation hierarchy.

Common/Collective trust funds

These investments are investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Loans to plan participants

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.

The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the Statement of Net Assets Available for Benefits and by SFAS No. 157 valuation hierarchy (as described above). The Plan has no assets classified within level 3 of the valuation hierarchy.

Fund	December 31, 2008	Level 1	Level 2	Level 3
American Beacon Large Cap Value	$296,227	$296,227	$-	$-
American Funds Growth Fund of America	1,392,232	1,392,232	-	-
Columbia Mid Cap Value	372,623	372,623	-	-
Davis New York Venture	606,062	606,062	-	-
Janus Adviser International Growth	723,261	723,261	-	-
JPMorgan Equity Index	868,122	868,122	-	-
JPMorgan International Value	787,807	787,807	-	-
JPMorgan SmartRetirement 2010	6,035,517	6,035,517	-	-
JPMorgan SmartRetirement 2015	8,089,008	8,089,008	-	-
JPMorgan SmartRetirement 2020	8,494,456	8,494,456	-	-
JPMorgan SmartRetirement 2025	11,761,382	11,761,382	-	-
JPMorgan SmartRetirement 2030	12,113,895	12,113,895	-	-
JPMorgan SmartRetirement 2035	13,620,119	13,620,119	-	-
JPMorgan SmartRetirement 2040	6,111,368	6,111,368	-	-
JPMorgan SmartRetirement 2045	2,004,356	2,004,356	-	-
JPMorgan SmartRetirement 2050	492,796	492,796	-	-
JPMorgan SmartRetirement Income	2,985,552	2,985,552	-	-
Loomis Sayles Bond-Inst	1,257,894	1,257,894	-	-
Loomis Sayles Inv Grade Bond	1,168,953	1,168,953	-	-
Pennsylvania Mutual Fund	885,978	885,978	-	-
T Rowe Price Mid Cap Growth	2,582,239	2,582,239	-	-
JPMorgan Stable Asset Income Fund	5,272,705	-	5,272,705	-
Spherion Corporation Stock	455,433	455,433	-	-
Loans to Participants	1,505,205	-	1,505,205	-
Self-Directed Brokerage Account	480,991	-	480,991	-
JPMorgan Money Market Fund	602	602	-	-
	$90,364,783	$83,105,882	$7,258,901	$-

SPHERION CORPORAITON 401(k) BENEFIT PLAN
NOTES TO FINANCIAL STATEMENTS – (CONTINUED)
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEOMBER 31, 2008

NOTE 10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 and for the year ended December 31, 2008 to Form 5500:

	2008	2007
Net assets available for benefits
per the financial statements	$92,145,384	$95,532,472
Adjustment for fair value of fully
benefit- responsive investment contracts	(602,206)	76,359
Deemed distributions of participant loans	(21,911)
Net assets available for benefits per Form 5500	$91,521,267	$95,608,831

		2008
Decrease in net assets per the financial statements		$(3,387,088)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts - December 31, 2008		(602,206)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts - December 31, 2007		(76,359)
Adjustment for deemed dirstributions included in 5500		(21,911)
Net loss, net of transfers in to the Plan, per 5500		$(4,087,564)

NOTE 11. SUBSEQUENT EVENT

The Plan Administrative Committee signed a consent resolution on February 25, 2009 to suspend employer matching contributions to the Plan effective April 1, 2009.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPHERION CORPORATION
401(k) Benefit Plan

DATE - June 25, 2009	By:	/s/ John Heins
John Heins
Senior Vice President,
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Form 5500, Schedule H, Line 4(i)—Supplemental Schedule of Assets (Held at End of Year)
99.2	Form 5500, Schedule H, Part IV, Question 4a—Delinquent Participant Contributions